Form 51-102F3

Material Change Report

1.           Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.           Date of Material Change

August 5, 2010

3.           News Release

A news release was issued on August 5, 2010 through PR Newswire and was filed with regulatory authorities in Canada, announcing the resignation of board director. A copy of the news release is attached hereto as Schedule A.

4.           Summary of Material Change

The Company announced that Mr. John Theobald has resigned as a member of Atna’s board of directors.

5.           Full Description of Material Change

We received noticed from Mr. Theobald that he was tendering his resignation from Atna Resources board of directors.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone (303) 278-8464 (Ext.141)

9.	Date of Report

August 6th, 2010